Writer’s Direct Dial (561) 237-1536
June 29, 2011
Jim B. Rosenberg, Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Liberator Medical Holdings, Inc. (“Liberator”) Form 10-K for the Year Ended September 30, 2010 Filed January 13, 2011 File No. 000-05663
Dear Mr. Rosenberg:
     Reference is made to your letter dated June 21, 2011.
     Pursuant to the second paragraph of your letter, this is to confirm to you that we anticipate having our response no later than July 22, 2011.

Very truly yours,
/s/ Jonathan L. Shepard
Jonathan L. Shepard
Attorney for Liberator Medical Holdings, Inc.

JLS/bjp